================================================================================
                                                     File No. _________________




                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                    FORM U-57
                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

         Public Utility Holding Company Act of 1935, as amended Empresa de Generacion Chiriqui S.A.


                        Empresa de Genercion Bayano, S.A.
           ----------------------------------------------------------
                        (Name of foreign utility company)



                               THE AES CORPORATION
           ----------------------------------------------------------
    (Name of filing company, if filed on behalf of a foreign utility company)







================================================================================

     The Commission is requested to mail copies of all correspondence relating to this Notification to:

     William R. Luraschi
     General Counsel
     The AES Corporation
     1001 N. 19th Street
     Arlington, Virginia 22209

     The AES Corporation hereby files with the Securities and Exchange Commission (the "Commission") pursuant to Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), this Form U-57 on behalf of Empresa de Generacion Chiriqui S.A. and Empresa de Generacion Bayano, S.A. for the purpose of notifying the Commission that the foregoing companies are or will be foreign utility companies ("FUCO") within the meaning of Section 33 of the Act, and hereby claims status as a FUCO under the Act.


ITEM 1

     Foreign utility status is claimed by Empresa de Generacion Chiriqui S.A. ("EGE Chiriqui") and Empresa de Generacion Bayano S.A. ("EGE Bayano"). EGE Chiriqui is the owner and operator of a 150 megawatt hydro facility and a 42 megawatt gas-fired facility located near Panama City, Panama. EGE Bayano is the owner and operator of two run-of-river hydro facilities for a total of 90 megawatts, located in western Panama.

     EGE Chriqui is a corporation (or "Sociedad Anonima") incorporated under the Laws of Panama. Its business address is Edificio Hatillo 2nd Floor, Apartado 5285, Panama 5, Panama. EGE Bayano is a corporation (or "Sociedad Anonima") incorporated under the Laws of Panama. Its business address is Edificio Poli, Apartado 5285, Panama 5, Panama.

         Both of EGE Bayano and EGE Chiriqui are currently owned 49% percent by wholly owned subsidiaries of The AES Corporation and 51% percent by the Republic of Panama.

ITEM 2

     EGE Chriqui and EGE Bayano have no domestic associate public-utility companies.

EXHIBIT A

          No state commission certification is required under Section 33(a)(2) of the Act in connection with this filing.

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                         By : __________________________
                                              William R. Luraschi
                                              General Counsel
                                              The AES Corporation
                                              1001 N. 19th Street
                                              Arlington, Virginia 22209
                                              (703) 522-1315

Dated :     December 29, 1998